UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Juno Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48205A109

(CUSIP Number)

Robert J. Hugin

Chairman of the Board

and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48205A109

1	Name of reporting person: CELGENE RIVOT LTD.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 9,137,672
	9	Sole dispositive power -0-
	10	Shared dispositive power 9,137,672
11	Aggregate amount beneficially owned by each reporting person 9,137,672
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 9.1% (1)
14	Type of reporting person* OO

(1)	The percentage ownership interest is determined based on 100,514,392 shares of Common Stock outstanding as of August 4, 2015, which includes (i) 91,376,720 shares of Common Stock outstanding as of June 26, 2015, as reported by Juno Therapeutics, Inc. to Celgene and (ii) 9,137,672 shares of Common Stock issued by Juno Therapeutics, Inc. to Celgene RIVOT Ltd. on August 4, 2015.

CUSIP No. 48205A109

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 9,137,672
	9	Sole dispositive power -0-
	10	Shared dispositive power 9,137,672
11	Aggregate amount beneficially owned by each reporting person 9,137,672
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 9.1% (1)
14	Type of reporting person* CO

(1)	The percentage ownership interest is determined based on 100,514,392 shares of Common Stock outstanding as of August 4, 2015, which includes (i) 91,376,720 shares of Common Stock outstanding as of June 26, 2015, as reported by Juno Therapeutics, Inc. to Celgene and (ii) 9,137,672 shares of Common Stock issued by Juno Therapeutics, Inc. to Celgene RIVOT Ltd. on August 4, 2015.

This Amendment No. 1 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2015 with respect to common stock, par value $0.0001 per share (“Common Stock”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

No modification.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On August 4, 2015, RIVOT purchased 9,137,672 shares of Common Stock at an aggregate cash price of approximately $849.8 million, or $93.00 per share of Common Stock.

Item 5.	Interest in Securities of the Issuer.

No modification.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification.

Item 7.	Material to Be Filed as Exhibits.

No modification.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELGENE RIVOT LTD.

Date: August 4, 2015	By:	/s/ Catherine B. Elflein
Catherine B. Elflein
Director

CELGENE CORPORATION

Date: August 4, 2015	By:	/s/ Thomas M. Perone
Thomas M. Perone
Assistant Secretary